Exhibit 99.1

Nano Dimension Announces One-for-Fifty (1:50) Reverse Split of its Ordinary Shares

No change in ADSs, as a result of a concurrent change in ADS ratio

Nano Dimension’s USA HQ, Boca Raton, Florida, June 16, 2020 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM), a leading Additively Manufactured Electronics (AME)/PE (Printed Electronics) provider, announced today that following the approval of its shareholders on April 16, 2020, its Board of Directors has approved a 1-for-50 reverse split of the Company’s share capital. The implementation of the reverse split will result in the reduction of the number of authorized shares from 2,500,000,000 to 50,000,000 ordinary shares in accordance with the exchange ratio (1:50), as well as a proportionate reduction in the issued and outstanding ordinary shares, and the increase of the par value per ordinary share from NIS 0.10 to NIS 5.00 per ordinary share.

Concurrently with the reverse split, the Company will effect a corresponding change in the ratio of ordinary shares to each of the Company’s American Depositary Shares (“ADSs”), such that its ratio of ADSs to ordinary shares will change from one (1) ADS representing fifty (50) ordinary shares to a new ratio of one (1) ADS representing one (1) ordinary share. Since the ADS to ordinary shares ratio is being reduced on the same proportionate basis as the reverse share split, no overall effect on the ADS share price is expected and no action is required by ADS holders. The first date when the Company’s ADSs will begin trading on the Nasdaq Capital Market after implementation of the reverse split and concurrent ratio change will be June 29, 2020.

No fractional ordinary shares will be issued as a result of the reverse split as any fractional ordinary shares resulting from the reverse split will be rounded up to the nearest whole share on a per shareholder basis. With respect to the Company’s ADSs, no fractional ADSs will be issued in connection with the reverse stock split.

All options and warrants of the Company outstanding immediately prior to the reverse split, will be appropriately adjusted by dividing the number of ordinary shares into which the options and warrants are exercisable by 50 and multiplying the exercise price thereof by 50, as a result of the reverse split.

The reverse split will not impact any shareholder’s percentage ownership of the Company or voting power, except for minimal effects resulting from the treatment of fractional shares.

About Nano Dimension

Nano Dimension (Nasdaq: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials. For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses the reverse split and the timing thereof. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com